Filed pursuant to Rule 433
Registration No. 333-121067
May 23, 2006

FIXED RATE TERM SHEET

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$50,000,000

Re-opening to become fungible with the outstanding $500,000,000_5.75% per cent Notes due April 2007 (CUSIP number 52517PG96), so that the aggregate principal amount outstanding after the issue of these notes will be $550,000,000

Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Settlement Date:	May 26, 2006
Maturity Date:	April 25, 2011
CUSIP:	52517PG96
Issue Price:	99.737% (plus accrued interest from April 25, 2006)
Coupon:	5.75%
Benchmark Treasury:	4.875% due April 30, 2011
Spread to Benchmark Treasury:	85 basis points (0.85%)
Treasury Strike:	4.978%
All-in Yield:	5.828%
Interest Payment Dates:	Semi-annually on April 25 and October 25, commencing on
October 25, 2006
Redemption Provisions:
Call date and price:	On April 25, 2009 at 100%
Denominations:	$1,000 X $1,000
Underwriters:	Lehman Brothers Inc. (95%) (bookrunner)
Mellon Financial Markets, LLC, Williams Capital Group, L.P. (on behalf of Northern Trust), Calyon Securities (USA) Inc., HVB Capital Markets Inc., Daiwa Securities SMBC Europe Ltd. (1% each)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.